

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 1, 2015

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: Guggenheim Defined Portfolios, Series 1376
        File Nos. 333-206714 and 811-03763

Dear Mr. Fess:

On September 1, 2015, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1376 (the "Fund"), consisting of a unit investment trust, S&P Dividend Aristocrats Select 25 Strategy Portfolio, Series 1 (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Investment Objective

1.   This section states that the Trust seeks "above-average total return." Please define "above-average" and "total return" in this section.

Investment Summary — Principal Investment Strategy

2.   This section states that the Trust will invest at least 80% of the value of its assets in dividend-paying common stocks. Since the name of the trust includes the term "S&P Dividend Aristocrats Select 25," please revise the 80% policy to state that the Trust will invest at least 80%

of the value of its assets in 25 common stocks included in the S&P 500 Dividend Aristocrats Index. <u>See</u> Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Please also disclose the market capitalization range of the Index constituents as of a recent date.

Investment Summary — Security Selection

3.   Part 3 of this section states that each of the companies in the sub-universe is ranked on the basis of return on assets, return on equity, and dividend yield, using the "most recently reported" information. Please provide the specific time periods referenced by "most recently reported (<u>e.g.</u>, most recent fiscal year; most recent fiscal quarter)," and provide the source for this information.

Also, the last two sentences of the first paragraph of part 3 state that "[e]ach financial metric will create a separate normalized score so that every company will have three scores," and "[t]hese three scores are aggregated to create one composite score for a company." Please clarify these sentences using plain English, and provide an example of this calculation. For example, if a company had the highest score in each category, would it have a composite score of 3, and would the Trust's portfolio consist of the securities with the 25 lowest composite scores?

Investment Summary — Principal Risks

4.   Since the Principal Investment Strategy section discloses that the Trust may include the common stocks of issuers in emerging markets, please provide a corresponding principal risk for emerging markets investments.

GENERAL COMMENTS

5.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel